Egan-Jones Ratings Company ("EJR")

Form NRSRO

Exhibit #9: Certain Information Regarding EJR's Designated Compliance Officer

John T. McDevitt is the Designated Compliance Officer of EJR and is employed full time.

Mr. McDevitt's employment history and post-secondary educational background are presented below.

EMPLOYMENT HISTORY

Egan-Jones Ratings Company, **PA, US**
Designated Compliance Officer (January 2019 – Present)

Morningstar Credit Ratings, LLC, **PA, US**
Compliance Officer (November 2015 – January 2019)

DuPont Capital Management, **DE, US**
Senior Compliance Analyst (July 2014 – November 2015)

Aberdeen Asset Management, **PA, US**
Compliance Officer (May 2008 – July 2014)

Morgan Stanley, **PA, US**
Compliance Officer (September 2006 – May 2008)

The Vanguard Group, **PA, US**
Fund Trader, Fund Performance, Fund Accountant (May 1997 – September 2006)

POST-SECONDARY EDUCATION

Drexel University (2004) – Master of Business Administration, Investment Concentration

West Chester University (1997) – Bachelor of Science, Finance